Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, MN 55416

April 5, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:              John Dana Brown and Sonia Bednarowski

Re:          Granite City Food & Brewery Ltd.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed March 17, 2011

File No. 000-29643

Ladies and Gentlemen:

We are responding to the letter from Mr. Brown dated March 31, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.  From a disclosure perspective, we have addressed these comments in the Amendment No. 2 to the preliminary proxy statement on Schedule 14A being filed with this correspondence (the “Revised Preliminary”).

General

1.        We note your response to our prior comment one. Please mark your proxy card as “Preliminary Copy,” as required by Rule 14a-6(e)(1).

This change has been made in the Revised Preliminary.

Proxy Statement for Special Meeting of Shareholders, page 1

2.        We note your disclosure on page 1 that you are seeking a vote on “[a]dvisory approval of the frequency of shareholder votes on [your] executive compensation program.” Please revise to clarify that you are seeing an advisory vote to determine whether the shareholder votes on your executive compensation program will occur every one, two or three years.

This clarification has been made in the cover letter, on the notice, on the first page of the proxy statement and in the proxy card of the Revised Preliminary.

What are our directors’ recommendations, page 2

3.        Please revise to briefly discuss the interests that members of the board have in the proposals. Please discuss the cash and non-cash compensation to be paid to board members including independent board members in connection with the transactions, as discussed on pages 25 and 26. Additionally please discuss the interests of directors and officers in proposal three disclosed on page 69.

We have inserted an explanatory section in the Revised Preliminary immediately following the director recommendations entitled “What interests do our directors and executive officers hold in these proposals?” We have also added disclosure to the director recommendations Q&A noting that our directors and officers have interests in these transactions and referring readers to this new Q&A.

Introduction to Proposal No. 1 and Proposal No. 2, page 10

Ownership of Shares after the Transactions, page 30

4.        We note your disclosure in footnotes 2 and 3 to the beneficial ownership table on page 31. Please advise as to why the number of shares beneficially owned by Mr. Dunham does not equal the sum of 4,666,666 and 64,097.

Mr. Dunham also owns 45,944 shares directly. We use the term “includes” in the beneficial ownership footnotes to advise the reader that we are describing only the parts of a person’s equity that are pledged shares or with respect to which such person has the right to acquire beneficial ownership, as required by Item 403(b) of Regulation S-K. Here, Mr. Dunham’s stated ownership of 4,766,707 shares is made up of the 4,666,666 shares held by DHW noted in note 1, the 64,097 shares purchasable upon the exercise of  warrants held by Mr. Dunham and entities he controls, and the 45,944 shares he owns directly.

Proposal No. 2, page 48

Director Compensation Table, page 59

5.        We note your disclosure on page 59 in footnote (a) to your Director Compensation Table that “[t]he assumptions made in valuation are those set forth in Note to the consolidated financial statements in [your] Form 10-Q for the thirty-nine weeks ended September 28, 2010.” Please update your disclosure to refer to your Form 10-K for fiscal year ended 2010.

This change has been made in the Revised Preliminary. We have also made a conforming revision in the Executive Compensation section of the Revised Preliminary.

Proposal No. 3, page 65

6.        We note your response as to our prior number 4 and reissue in part.  If there is a possibility of dilution that may occur as a result of implementation of proposal 3,

please discuss in the carryover paragraph on pages 65 and 66. Please also revise your disclosure on page 68 under “Effect on Shareholder” to discuss the potential impact on existing shareholders rather than stating that you are unable to predict the precise impact. Additionally please expand the Q&A “How might the transactions adversely affect our common stockholders?” on page three to provide a brief discussion of these matters.

We have inserted an explanatory paragraph in “Effect on Shareholders” discussing the potential dilution upon exercise of options to be exchanged in the option exchange program, and added disclosure to the carryover paragraph on pages 65 and 66 referring readers to this discussion of potential dilution. We have also removed the language in “Effect on Shareholders” stating that we are unable to predict the precise impact, and instead articulated an assumption that all eligible optionees will both participate and exercise, and then provided such detail. We have also added additional language regarding the dilutive impact on voting power and earnings per share. Finally, we have added corresponding disclosure to the Q&A as requested.

Proposal No. 4, page 72

7.        Please revise to balance your disclosure regarding proposal 4 to briefly discuss the impact the implementation of proposal 4 will have on dilution and the relative rights of your current shareholders such as voting power and equity ownership. Additionally please expand the Q&A “How might the transactions adversely affect our common stockholders?” on page three to provide a brief discussion of these matters.

We have added disclosure regarding dilution in both places pursuant to your comment. In addition, we have also added additional language regarding the dilutive impact on voting power and earnings per share.

8.        Please include the bridge loan and the proposed amendment to the bridge loan as an appendix to your preliminary proxy statement on Schedule 14A or explain why this is not necessary.

We do not believe that supplying the loan agreement documents would benefit our shareholders. It would add significant length and complexity to our proxy statement without adding information relevant to the shareholders’ vote. The Harmony bridge loan agreement has been finalized, funded and amended eight times, and all such documents, including the amendment that would increase the percentage of convertible debt to 100% (subject to shareholder approval), have been previously filed and are publicly available.

This proposal relates solely to increasing the percentage of such debt that is convertible from 20% to 100%. Put differently, although the loan documents set forth various terms and conditions regarding the debt, these terms and conditions have no bearing on an increase in the amount that may be converted. Hence, we have not included such loan documents as appendices to the Revised Preliminary.

In addition, we also note for the convenience of the staff that the Form of Shareholder and Voting Agreement, which we had undertaken to file when available, is included in the Revised Preliminary as Exhibit A to Appendix E (Amendment No. 1 to Stock Repurchase Agreement).

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 215-0676.

Very truly yours,

Granite City Food & Brewery Ltd.

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer